SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting

held on October 8, 2019

I – DATE, TIME AND PLACE: On October 8, 2019, at 11:00 a.m., via conference call, as authorized by the Company’s Bylaws.

II – CALL NOTICE AND ATTENDANCE: Members of the Board of Directors were duly called. The Board members Antônio Carlos Romanoski, Eduardo Laranjeira Jácome, Leo Julian Simpson, Nelson Sequeiros Rodriguez Tanure, Roberto Luz Portella, Thomas Cornelius Azevedo Reichenheim and Denise dos Passos Ramos attended the meeting, therefore, the quorum of installation and approval was verified. Mrs. Denise dos Passos Ramos served as secretary of the meeting.

III – COMPOSITION OF THE BOARD: Chairman: Leo Julian Simpson. Secretary: Denise dos Passos Ramos.

IV – AGENDA: approve and authorize: (1) the ratification of execution of the “Private Instrument of Fiduciary Assignment of Collateral Property and Other Covenants” (“Real Estate Fiduciary Assignment Agreement”), entered into between the Company and Habitasec Securitizadora S.A., a corporation headquartered in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 2.894, 5º andar, cj. 52, CEP 01451-902, enrolled with the National Registry of Legal Entities (CNPJ) No. 09.304.427/0001-58 (“Securitizer”), whereby the Company fiduciarily assigns to the Securitizer the real estate properties, registration numbers 152.300, 152.301, 152.302, 152.306 and 152.308 at the 10th Real Estate Registry Office of the Judicial District of São Paulo, in the State of São Paulo (“Units Sold”), as additional and ancillary guarantee to the faithful, prompt and full payment of part of secured obligations assumed by the Company within the scope of the 12th issue of debentures, as provided for in the “Private Instrument of Indenture of the 12th Issue of Non-Convertible Debentures, with Security Interest, in a Single Series, for Private Placement of Gafisa S.A.”, entered into on May 21, 2018, as amended from time to time (respectively, “Debentures” and “Indenture of Debentures”); (2) the execution of amendment to the Debentures Indenture to foresee that proceeds deriving from the assignment of Units Sold will be used, fully or partially, where applicable, for the extraordinary amortization of Debentures, if product of division between outstanding balance of Debentures by present value of Purchase and Sale Commitments of “Moov Espaço Cerâmica” Project, less Debentures Remuneration (Loan to Value – LTV)  is equal to or lower than sixty-five percent (65.00%); (3) the ratification of guarantees previously tendered by the Company within the scope of the 12th Issue of Debentures; (4) the Company’s Board of Executive Officers carries out all the complementary acts required to formalize the  Real Estate Fiduciary Assignment Agreement, the amendment to the Debentures Indenture and the formalization of other agreements or amendments deemed necessary; and (5) the ratification of the acts eventually already practiced by Board of Executive Officers and other legal representatives of the Company, in accordance with resolutions mentioned above.

V – RESOLUTIONS: After analyzing the matters and documents included in the agenda, the Board members unanimously resolved, without any reservations:

1.            To ratify the execution of the Real Estate Fiduciary Assignment Agreement and subsequent fiduciary assignment of Units Sold;

2.            Execute the amendment to the Debentures Indenture to foresee that proceeds deriving from the assignment of Units Sold will be fully or partially used, where applicable, for extraordinary amortization of Debentures, if product of division between the outstanding balance of Debentures by present value of Purchase and Sale Commitments of “Moov Espaço Cerâmica” Project, less Debentures Remuneration (Loan to Value – LTV) is equal to or lower than sixty-five percent (65.00%);

3.            Expressly ratify the guarantees tendered by the Company to secure the 12th Issue Debentures, namely: (a) the fiduciary assignment of current and future receivables deriving from the sale of independent units of the “Moov Espaço Cerâmica” Project; (b) commitment to fiduciary assignment of independent units currently not committed to sale, also those units committed to sale, but to be purpose of dissolutions (inventory units) referring to the “Moov Espaço Cerâmica” Project; and (c) Performance Insurance to assure the conclusion of construction of the “Moov Espaço Cerâmica” Project.

4.            Authorize the Board of Executive Officers to formalize and sign all the acts and take all the measures necessary to execute the (a) Real Estate Fiduciary Assignment Agreement; (b) the amendment to the Debentures Indenture; and (c) any other documents to be signed or amended in order to reflect the adjustments to the 12th Issue of Debentures;

5.            Ratify (a) any acts provided for in items above eventually already practiced by Board of Executive Officers; and (b) any other documents to be amended in order to reflect the inclusion of ancillary collateral approved herein and to reflect the adjustments to the 12th Issue of Debentures, provided that within the limit of provisions mentioned in referred instruments.

6.            As requested by Board member, Mr. Eduardo Laranjeira Jacome, the following was submitted for resolution of all Board members, (i) the ratification of execution of the  “Private Instrument of Second Amendment to the Indenture of the 11th Issue of Non-Convertible Debentures, with Security Interest, in a Single Series, for Private Placement of Gafisa S.A.” (“Second Amendment to the Indenture of 11th Issue of Debentures”), referring to the amendment to the 11th Private Issue of the Company’s Debentures (respectively, “11th Issue Debentures” and “11th Issue of Debentures”) to provide for the new conditions of the 11th Issue Debentures, in return of no declaration by Securitizer (defined below), of early maturity of 11th Issue Debentures and to ratify the cancellation of the 2nd series of debentures issued within the scope of 11th Issue, since these debentures were not fully paid to date; (ii) the ratification of guarantees previously tendered by the Company within the scope of 11th Issue of Debentures to be applied to the 11th Issue of Debentures, in accordance with the terms of the Second Amendment to the  11th Issue of Debentures; (iii) the ratification of execution of the “Private Instrument of Second Amendment to the Indenture of 12th Issue of Non-Convertible Debentures, with Security Interest, in a Single Series, for Private Placement of Gafisa S.A.” (“Second Amendment to the Indenture of the 12th Issue of Debentures”), which refers to amendment to the 12th Private Issue of the Company’s Debentures (respectively, “12th Issue Debentures” and “12th Issue of Debentures”) to provide for the new conditions of the 12th Issue Debentures, in return of no declaration by Securitizer (defined below), of early maturity of the 12th Issue Debentures; (iv) the ratification of guarantees previously tendered by the Company within the scope of the 12th Issue of Debentures to be applied to the 12th Issue of Debentures, in accordance with the terms of the Second Amendment to the 12th Issue of Debentures; and (v) the ratification of all required complementary acts executed by the Company’s Board of Executive Officers to formalize the Second Amendment to the Indenture of the 12th Issue of Debentures and the Second Amendment to the Indenture of the 11th Issue of Debentures, especially the execution, on the Company’s behalf, of respective instruments; and (vi) the ratification of the acts eventually already practiced by Board of Executive Officers and other legal representatives of the Company, in accordance with resolutions mentioned above.

7.            The following was unanimously approved by Board members and without reservations:

(i) To ratify the execution of the Second Amendment to the Indenture of 11th Issue of the Company’s Debentures, including, but not limited to: (a) the cancellation of Monthly Ordinary Amortization, from June 2019 (last payment of monthly amortization in May 2019); (b) the obligation to settle the outstanding balance on the Maturity Date; (c) the extension of the Maturity Date to May 20, 2020; (d) the allocation of all proceeds deposited in a Separate Equity Account, which includes the funds referring to the Receivables fiduciarily assigned  to a specific purpose, after the payment of monthly installments of Remuneration, of Debentures Extraordinary Amortization (“cash sweep”); and (e) the cancellation of the 2nd series of debentures issued within the scope of the 11th Issue, since these debentures were not fully paid to date. Unless otherwise set forth herein, the capitalized terms in this item “1” and item “2” below, have the meaning assigned thereto by the Second Amendment to the Indenture of 11th Issue of Debentures;

(ii) To expressly ratify the security interests tendered by the Company to guarantee the 11th Issue Debentures, namely: (a) the fiduciary assignment of current and future receivables deriving from the sale of independent units of the “Square Ipiranga” Project; (b) commitment to the fiduciary assignment over independent units currently not committed to sale, also those units committed to sale, but to be purpose of dissolutions (inventory units) referring to the “Square Ipiranga” Project; and (c) the Performance Insurance assuring the conclusion of construction of the “Square Ipiranga” Project;

(iii) To ratify the execution of the Second Amendment to the Indenture of 12th Issue of the Company’s Debentures, including but not limited to (a) the cancellation of the Monthly Ordinary Amortization from June 2019 (last payment of monthly amortization in May 2019); (b) the obligation to settle the outstanding balance on the Maturity Date; (c) the extension of the Maturity Date to December 20, 2020; and (d) the allocation of all proceeds deposited in a Separate Equity Account, which includes the funds referring to the Receivables fiduciarily assigned to a specific purpose, after the payment of monthly installments of Remuneration, of the 12th Issue Debentures Extraordinary Amortization (“cash sweep”). Unless otherwise set forth herein, the capitalized terms in this item “3” and item “4” below have the meaning assigned thereto by the Second Amendment to the Indenture of the 12th Issue of Debentures;

(iv) To expressly ratify the guarantees tendered by the Company to secure the 12th Issue Debentures, namely: (a) the fiduciary assignment of current and future receivables deriving from the sale of independent units of the “Moov Espaço Cerâmica” Project; (b) commitment to the fiduciary assignment over independent units currently not committed to sale, also those units committed to sale, but to be purpose of  dissolutions (inventory units), of the “Moov Espaço Cerâmica” Project; and (c) Performance Insurance to assure the conclusion of construction of the “Moov Espaço Cerâmica” Project;

(v) To ratify the execution of the following instruments (a) the Second Amendment to the Indenture of the 11th Issue of Debentures; (b) the Second Amendment to the Fiduciary Assignment Agreement relating to the 11th Issue of Debentures; (c) the Second Amendment to the Commitment to Fiduciary Assignment relating to the 11th Issue of Debentures; (d) the Second Amendment to the Indenture of 12th Issue of Debentures; (e) the First Amendment to the Fiduciary Assignment Agreement relating to the 12th Issue of Debentures; (f) the First Amendment to the Fiduciary Assignment Commitment relating to the 12th Issue of Debentures; and (g) any other documents to be amended in order to reflect the adjustments to the 11th Issue of Debentures and the 12th Issue of Debentures;

(vi) To ratify (a) any acts provided for in items above eventually practiced by Board of Executive Officers and (b) any other documents to be amended to reflect the adjustments to the 11th Issue of Debentures and to the 12th Issue of Debentures, provided that within the limit of provisions included in referred instruments; and

(vii) To ratify the acts eventually already practiced by the Board of Executive Officers and other legal representatives of the Company, in accordance with resolution mentioned in item 7 above.

VI -  CLOSING: With no further matters to be discussed, these minutes were read, approved and signed by attending board members.

These minutes are a faithful copy of the original minutes drawn up in the Company’s records.

Denise dos Passos Ramos

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 15, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Executive Officer